October 23, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Isabel Rivera
Jeffrey Gabor

Re:	Casa Shares Assets, LLC
Draft Offering Statement on Form 1-A
Submitted September 26, 2023
CIK No. 0001988874

Ladies and Gentlemen:

We hereby submit the responses of Casa Shares Assets, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated September 26, 2023, providing the Staff’s comments with respect to the Company’s Draft Offering Statement on Form 1-A (the “Offering Statement”). Concurrently with the filing of this response letter, we have confidentially filed an amendment to the draft Offering Statement (the “Confidential Offering Statement Amendment”), and the Confidential Offering Statement Amendment incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Draft Offering Statement on Form 1-A submitted September 26, 2023 General

1. Please provide us with your analysis regarding whether your offering should be considered a delayed offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. We note, for example, that your initial closing may be when subscriptions for the maximum number of interests are accepted or on a date determined by your manager and that your manager has discretion to terminate your offering at any time.

Response No. 1: Please note the Company is not postponing subscriptions in any manner as it is offering securities at all times on a continuous basis.

We have revised the disclosure in the Confidential Offering Statement Amendment to read as follows:

“A closing of a series offering will occur on the earliest to occur of (i) the date subscriptions for the maximum number of interests for a series have been accepted, (ii) an earlier date determined by the Manager in its sole discretion and (iii) the date that is one week prior to 12 months after the date that a particular series offering begins. Additionally, any subsequent series closing following such initial closing will take place on the earliest to occur of (i) the date subscriptions for the maximum number of series interests have been accepted, (ii) an earlier date determined by the manager in its sole discretion and (iii) the date that is nine months after the prior closing for the relevant series offering.”

We have also revised disclosure to make explicit the trigger to termination of a series offering in case a closing has not occurred by a specific point in time.”

“If an initial closing of a series offering has not occurred within the time frame specified in the previous paragraph, a series offering will be terminated upon the earlier to occur of (i) the date which is one week prior to 12 months after the date that a particular series offering begins and (ii) any earlier date on which our manager elects to terminate the offering for that series in its sole discretion.”

Additionally, we have placed a required maximum of 15 days from the receipt of a signed subscription agreement that the Company’s manager will take to review and accept or reject a potential investor’s subscription documentation.

We believe the above changes as reflected in the revised disclosure in the Confidential Offering Statement Amendment sufficiently indicate to investors and reflect accurately that series securities are being offered (and investments accepted) on a continuous basis. The Company is not requesting to reserve or postpone any portion of its securities to be offered at a later time after qualification, as would be the case in a delayed offering.

We respectfully maintain that the added time conditions to trigger a closing or a termination of an offering strikes a sufficient balance between the requirements for Rule 251(d)(3)(i)(F) and the operational considerations outlined above. Further, we believe that the strict time limits on subscription documentation review provides sufficient assurance in a timely manner to potential investors of their investment status.

We also respectfully maintain that the Company’s broad discretion regarding rejections of subscriptions in whole within the time frame laid out above poses no challenge to consideration of the offering as continuous. The Company requires such flexibility as the regulatory space surrounding Regulation A offerings continues to develop and new situations that the Company had not previously contemplated arise.

2. We note that you intend for each of your series to elect and qualify to be taxed as a REIT. Please provide the disclosure required by Industry Guide 5, as applicable, or provide us with your analysis explaining why you do not believe Industry Guide 5 is applicable to your offering.

Response No. 2: We believe that all of the disclosure required by Guide 5, as applicable, has now been included in the Confidential Offering Statement Amendment.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (949) 383-0056 or Paul C. Levites of Bevilacqua PLLC at (202) 869-0888 (ext. 103).

Sincerely,

By:	/s/ Mirza Beg
Mirza Beg
Chief Executive Officer

cc:	Lou Bevilacqua, Esq.
Paul C. Levites, Esq.

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